Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                 June 10, 2015


Ms. Deborah O'Neal-Johnson
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                        Re: Elkhorn Unit Trust, Series 3
                  Elkhorn Multi-Asset Income Portfolio of ETFs
                       File Nos. 333-203695 and 811-22925
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 Dear Ms. O'Neal-Johnson:

      This letter is in response to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Elkhorn Unit Trust, Series 3, filed on June 1, 2015 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Elkhorn Multi-Asset Income Portfolio of ETFs (the "Trust").

PROSPECTUS

PRINCIPAL INVESTMENT STRATEGY

      1. Include the maturity strategy of fixed income ETFs in which the Trust will invest.

      Response: The disclosure has been revised in response to your comment.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                      By: /s/ Morrison C. Warren
                                                      --------------------------
                                                              Morrison C. Warren